[Pekin Singer Strauss Asset Management Letterhead]

Letter Agreement

_______________, 2006

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Appleseed Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees.

We hereby agree to waive our fee and/or reimburse Fund operating expenses but only to the extent necessary to maintain the Fund’s total operating expenses, excluding brokerage fees and commissions borrowing costs (such as interest and dividend expenses on securities sold short), 12b-1 fees, taxes, extraordinary expenses and any indirect expenses (such as expenses incurred by other investment companies in which the Fund may invest) at 0.90% of the Fund’s average daily net assets for the period from the commencement of Fund operations through _______ ___, 2008. The fee waiver and expense reimbursements are subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular expense was incurred, provided that the Fund is able to make the repayment without exceeding the 0.90% expense limitation.

Very truly yours,

Pekin Singer Strauss Asset Management

By:_______________________________________

Name:

Title:

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:_______________________________________
Anthony J. Ghoston, President